[HEIDRICK & STURGGLES LETTERHEAD]

September 6, 2011

VIA EDGAR

Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Jennifer Monick

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Heidrick and Struggles International, Inc.

Form 10-K for the year ended December 31, 2010

  Filed March 16, 2011

    File No. 000-25837

Dear Mr. Woody and Ms. Monick:

On August 24, 2011, Heidrick and Struggles International, Inc. (the “Company”) received your facsimile regarding the Company’s response letter dated August 22, 2011 related to your review of the Company’s Form 10-K for the year ended December 31, 2010.

The following is our response to the comments raised in connection with your letter. Our responses have been numbered to correspond to the numbered comments contained in your letter and we have reproduced the full text of your comments in italics above them. Please note that supplemental information provided in our response shall not be deemed filed with the Securities and Exchange Commission (the “SEC”).

Form 10-K for the year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

2011 Outlook, page 19

1.	We note your response to our prior comment one. Your response did not address our comment in its entirety, as such, we reissue our comment. Please tell us how your forecast of 2011 net revenue and operating margin complies with Item 10(b)(3) of Regulation S-K.

Response:

In light of the Staff’s comment and further review of the Outlook section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company will revise the Outlook section in its future annual and quarterly reports to better facilitate investor understanding.

In accordance with Item 10(b)(3)(i), the Company will include more robust disclosures that will facilitate investor understanding of the basis for and limitations in the Company’s projections, including a reminder that the Company’s actual performance could vary from the projections, key assumptions underlying the guidance and a statement of the Company’s policy regarding providing updated guidance. It should be noted that the Company traditionally includes a full year forecast in its Form 10-K and updates its full year forecast and provides quarterly forecasts each quarter in its earnings releases. The Company also updates its full year forecast in its Quarterly Reports on Form 10-Q. The Company believes that its process of providing quarterly guidance and including its annual guidance in its earnings releases and Forms 10-Q, along with the disclosures contained in the quarterly and annual reports that the Company submits to the SEC, provide investors with the relevant information regarding the variances between projected and actual results.

In addition, to provide investors with further insight into the limitations of guidance in accordance with Item 10(b)(3)(ii), if the Company does not meet or changes its forecasted net revenue or operating margin targets in a particular quarter or for the full year, the Company will explain why the Company’s performance varied from previously provided guidance.

The Company acknowledges its responsibility to make full and prompt disclosure of material facts regarding its financial condition and believes that its reporting history and history of providing quarterly guidance updates complies with its obligations under Item 10(b)(3)(iii) and (iv).

The Company submits the following, which is based on the disclosure contained on page 19 of the 2010 Form 10-K, with its proposed changes to future filings marked, as an illustration of the disclosure approach that the Company expects to take with respect to future filings:

2011 Outlook

We are currently forecasting 2011 net revenue of between $515 million and $545 million and an operating margin (defined as operating income divided by net revenue) of between 6 and 10 percent, for the year ending December 31, 2011. Our forecast assumes gradual improvement in the global economic climate and is prepared on a constant currency basis.

Our full year 2011 guidance is subject to a number of risks and uncertainties, including those disclosed under Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this annual report on Form 10-K. As such, actual results could vary from these projections. We traditionally update our forecast on a quarterly basis. To the extent our full year guidance is updated throughout the year we will provide additional disclosure supporting reasons for such changes.

Financial Statements

Notes to Consolidated Financial Statements

1.Basis of Presentation, page 42

2.	We note your response to our prior comment two. Please provide a more robust response addressing how the Company determined this adjustment was not material. Your response should focus on the impact to 2010, which appears to be quantitatively material.

Response:

The Company noted in its August 22, 2011 response that the adjustment was not quantitatively material to any of the prior quarterly or annual reporting periods effected. The Company also concluded that while the impact of correcting its non-controlling interest in the second quarter of 2010 is a significant percentage of net income in the period of correction due to the near break-even level of net income, the dollar amount of the adjustment itself is not significant, which is why the Company believes the adjustment is not material. The Company also assessed the adjustment as a percentage of net revenue. The following provides an overview of this assessment for the June 30, 2010 second quarter and year-to-date results.

	Adjustment in (000)’s	Reported Net Revenue in (000)’s	Adjustment as % of Net Revenue

6/30/10 QTD	$(1,046)	$126,071	-0.8%

6/30/10 YTD	(992)	239,739	-0.4%

Based on the assessment above, the Company did not believe the adjustment to have a material impact on the June 30, 2010 second quarter or year-to-date results. In addition to the qualitative factors listed in the Company’s previous response, the Company also considered the following qualitative factors in accordance with SEC Staff Accounting Bulletin: No. 99 – Materiality:

Qualitative Factor #1 – Does the misstatement mask a change in earnings or other trends?

•	The misstatement did not mask a change in earnings or other trends. The Company reported net income in both the June 30, 2010 second quarter and year-to-date results, inclusive of this adjustment.

Qualitative Factor #2 – Does the misstatement hide a failure to meet analysts’ consensus expectations for the Company?

•

The misstatement did not hide a failure to meet analysts’ consensus expectations for the Company. The adjustment resulted in a reduction to reported net income in the June 30, 2010 second quarter and year-to-date results.

Qualitative Factor #3 – Does the misstatement change a loss into income or vice-versa?

•	The misstatement did not change a loss into income or vice versa for any of the reporting periods impacted.

Qualitative Factor #4 – Does the misstatement concern a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

•	The misstatement only impacted Non-operating income (loss) and the Company does not report segment information below Operating income (loss).

Qualitative Factor #5 – Does the misstatement affect the Company’s compliance with regulatory requirements?

•	The misstatement had no effect on the Company’s compliance with any regulatory requirements.

Qualitative Factor #6 – Does the misstatement affect the Company’s compliance with loan covenants or other contractual requirements?

•

The Company did not have any debt outstanding during any of the periods affected by the adjustment, thus the misstatement had no effect on the Company’s compliance with loan covenants or other contractual requirements.

Qualitative Factor #7 – Does the misstatement have an effect on increasing management compensation?

•	The misstatement did not have an impact on increasing management’s compensation since management is evaluated on revenue and operating margin and not net income.

Qualitative Factor #8 – Does the misstatement involve concealment of an unlawful transaction?

•	The misstatement did not involve the concealment of an unlawful transaction.

Qualitative Factor #9 – Would the misstatement have a significant impact on the Company’s stock price and investor valuation?

•	The Company did not expect there to be any market reaction to the misstatement or its disclosure based upon the Company’s knowledge of historical patterns.

Qualitative Factor #10 – Is it expected that the market will have a significant positive or negative reaction to the misstatement?

•

The Company believed the users of the financial statements would not view the correction of prior period misstatements as being significant as it does not impact the key financial statement items that are of most concern to them.

Qualitative Factor #11 – Does the misstatement affect numerous financial statement items?

•	The misstatement did not affect numerous financial statement items, it only impacts Non-operating income/(expense) and Other non-current liabilities.

Qualitative Factor #12 – Does the misstatement affect financial statement items that are significant to the Company’s financial statement users?

•

The misstatement did not affect financial statement items that are significant to the Company’s financial statement users. The financial statement elements (Non-operating income/(expense) and Other non-current liabilities) are not significant items to the financial statement user. The Company believes that its stock is more closely aligned with the Company’s net revenue, operating income and related operating margin. The adjustment had no impact on these items.

Qualitative Factor #13 – Is there any motivation by management with respect to the misstatement?

•	There was no motivation by management to misstate the 2007, 2008, 2009 or 2010 earnings or balance sheet.

Qualitative Factor #14 – What is the significance of the misstatement relative to earnings per share?

•

The correction of the misstatement in 2010 resulted in a $.06 decrease in basic and diluted earnings per share for the quarter and year to date results ended June 30, 2010. The correction of the misstatement in the prior periods would have resulted in a $.01 decrease in basic and diluted earnings per share for the years ended December 31, 2009 and 2008.

Based on the assessment of all of the qualitative factors noted above, the Company concluded that the adjustment recorded in the second quarter of 2010 was not material to any periods affected.

In connection with the Company’s responses to the comments above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments. Should you have any questions or comments relating to any of the foregoing, please feel free to contact me at (312) 496-1200.

Sincerely,

/s/ RICHARD W. PEHLKE

Richard W. Pehlke
Executive Vice President and Chief Financial Officer